UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Embarking on our sustainability journey, the Company has been publishing the Sustainability Report for over a decade now. In line with the same vision, the 13th Sustainability Report for FY 2020-21 has been prepared in accordance with the Global Reporting Initiative Framework - Sustainability Reporting Standards (GRI Standards) and is mapped to the United Nations Global Compact (UNGC) and aligns to Sustainable Development Goals (SDGs). It reports our approach and disclosure towards triple bottom line principles - people, planet, and profit.

The report is our endeavour to articulate approach towards responsible operations for a sustainable future and covers ESG topics relevant to our business as well as our stakeholders in line with principles of stakeholder inclusiveness and materiality. It outlines our actions over the past year to achieve our mission to be a world-class diversified natural resource company.

The said report is available for download and can be accessed on the Company’s website at www.vedantalimited.com.

Request to please take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer